**Schedule A**

**Executive Officers and Directors of Colden Investments S.A. and Panamerican Energy Holdings S.A.**

The following sets forth the name, country of citizenship, position and principal occupation of each executive officer and member of the board of directors of (i) Colden Investments S.A. ("Colden") and (ii) Panamerican Energy Holdings S.A. ("PEH"). None of the persons listed below has been convicted of a crime (other than traffic violations or similar misdemeanors) or been subject to proceedings pertaining to violations of securities laws within the past 5 years.

| Name and Citizenship | Position with Colden/PEH and Principal Occupation | Beneficial Ownership | Business Address |
|---|---|---|---|
| ***Colden*** | | | |
| Marco A. San Berguido<br>Citizen of Panama | Director and President | 0 | Colden Investments S.A.<br>MMG Tower, Piso 26<br>Ave. Paseo del Mar<br>Costa del Este Panamá<br>Rep. de Panamá |
| Luz E. Rivera Ch.<br>Citizen of Panama | Director and Secretary | 0 | Colden Investments S.A.<br>MMG Tower, Piso 26<br>Ave. Paseo del Mar<br>Costa del Este Panamá<br>Rep. de Panamá |
| Ernesto Castillo Cho<br>Citizen of Panama | Director and Treasurer | 0 | Colden Investments S.A.<br>MMG Tower, Piso 26<br>Ave. Paseo del Mar<br>Costa del Este Panamá<br>Rep. de Panamá |
| ***PEH*** | | | |
| Marco A. San Berguido<br>Citizen of Panama | Director and President | 0 | Panamerican Energy Holdings S.A.<br>MMG Tower, Piso 26<br>Ave. Paseo del Mar<br>Costa del Este Panamá<br>Rep. de Panamá |
| Luz E. Rivera Ch.<br>Citizen of Panama | Director and Secretary | 0 | Panamerican Energy Holdings S.A.<br>MMG Tower, Piso 26<br>Ave. Paseo del Mar<br>Costa del Este Panamá<br>Rep. de Panamá |
| Ernesto Castillo Cho<br>Citizen of Panama | Director and Treasurer | 0 | Panamerican Energy Holdings S.A.<br>MMG Tower, Piso 26<br>Ave. Paseo del Mar<br>Costa del Este Panamá<br>Rep. de Panamá |